Exhibit 21.1

Subsidiaries of BioMarin Pharmaceutical Inc. as of December 31, 2006

Name	Jurisdiction of Incorporation
Glyko Biomedical Ltd.	British Columbia
BioMarin Holdings (Nova Scotia) Company	Nova Scotia, Canada
BioMarin Brasil Farmaceutica Ltda.	Brazil
BioMarin Holding Ltd.	Ireland
BioMarin Holding (Lux) S.a.r.l	Luxembourg
BioMarin Europe Ltd.	Ireland